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                                                                      EXHIBIT 23



                        Consent of Independent Auditors


We consent to the incorporation by reference in this Annual Report on Form 10-K of Howmet International Inc. of our report dated January 28, 1998, included in the 1997 Annual Report to Stockholders of Howmet International Inc.

Our audits also included the financial statement schedules of Howmet International Inc. listed in Item 14(a). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.



                                         /s/ Ernst & Young LLP

Stamford, Connecticut
March 20, 1998